[LOGO]                                         INTERNATIONAL URANIUM CORPORATION




May 15, 2006



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Mail Stop 7010
Washington, D.C.
20549

VIA FACSIMILE: 1-202-772-9368

ATTENTION:    JILL S. DAVIS, BRANCH CHIEF
              JONATHAN DUERSCH

RE:    INTERNATIONAL URANIUM CORPORATION
       FILE NUMBER 0-24443
       SEC COMMENT LETTER DATED APRIL 10, 2006

Dear Ms. Davis and Mr. Duersch:

We previously requested until May 15, 2006 to respond to the subject letter by our letter dated April 19, 2006.

Due to a number of project deadlines we have had to meet recently, we request a further extension to May 31, 2006 in order to respond to the subject letter. Should this timeframe not meet your expectations, please advise us as soon as possible.

Sincerely,

INTERNATIONAL URANIUM CORPORATION



Mark Katsumata
Chief Financial Officer





Tel.:604 689 7842  | 885 W. Georgia Street, Suite 2101  |  intluranium@namdo.com
Fax: 604 689 4250  | Vancouver, BC, Canada V6C 3E8      |  www.intluranium.com